                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                             SWISS ARMY BRANDS, INC.
                                (Name of Issuer)

                          Common Stock, $.10 Par Value
                         (Title of Class of Securities)

                                    870827102
                                 (CUSIP Number)

                            Herbert M. Friedman, Esq.
                        Zimet, Haines, Friedman & Kaplan
                                 460 Park Avenue
                            New York, New York 10022
                                 (212) 486-1700

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                October 22, 1997
            (Dates of Events Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

                                      [ ]

Page 1 of 9 Pages.

CUSIP No. 870827102                   13D                      Page 2 of 9 Pages

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     1         NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                  Victorinox AG
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS

                                       WC
--------------------------------------------------------------------------------
     5         CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                     [ ]

--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                   Switzerland
--------------------------------------------------------------------------------
                               7      SOLE VOTING POWER

                          ------------------------------------------------------
    NUMBER OF                  8      SHARED VOTING POWER
     SHARES
   BENEFICIALLY                                                1,717,500
     OWNED BY             ------------------------------------------------------
      EACH                     9      SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH            ------------------------------------------------------
                              10      SHARED DISPOSITIVE POWER

                                                               1,717,500
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                               1,717,500
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES [ ]
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                               20.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                                                               CO
--------------------------------------------------------------------------------

CUSIP No. 870827102                   13D                      Page 3 of 9 Pages

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     1         NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                  Charles Elsener, Sr.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS

                                       N/A
--------------------------------------------------------------------------------
     5         CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                     [ ]

--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                   Switzerland
--------------------------------------------------------------------------------
                               7      SOLE VOTING POWER

                          ------------------------------------------------------
    NUMBER OF                  8      SHARED VOTING POWER
     SHARES
   BENEFICIALLY                                                1,717,500
     OWNED BY             ------------------------------------------------------
      EACH                     9      SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH            ------------------------------------------------------
                              10      SHARED DISPOSITIVE POWER

                                                               1,717,500
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                               1,717,500
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES [ ]
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                               20.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                                                               IN
--------------------------------------------------------------------------------

                         AMENDMENT NO. 4 TO SCHEDULE 13D

                  Victorinox AG, a Swiss corporation ("Victorinox"), and Charles Elsener, Sr., a citizen of Switzerland ("Mr. Elsener"; and together with Victorinox, the "Reporting Persons"), hereby amend the Statement on Schedule 13D dated April 6, 1995, as amended by Amendment No. 1 dated April 11, 1995 and Amendment No. 2 dated June 26, 1996 and Amendment No. 3 dated November 2, 1996 filed by the Reporting Persons with respect to the Common Stock, par value $.10 per share ("Common Stock"), of Swiss Army Brands, Inc., a Delaware corporation ("Swiss Army"), formerly known as The Forschner Group, Inc.

                  The purpose of this Amendment is to report that Victorinox has purchased a total of 717,500 shares of Swiss Army Common Stock in open market transactions.

                  Each of Victorinox and Mr. Elsener is responsible for the completeness and accuracy of only that information concerning each of Victorinox and Mr. Elsener, respectively, contained herein, or in any subsequent amendment and is not responsible for the completeness or accuracy of any information concerning the other party. Neither Victorinox nor Mr. Elsener knows or has reason to believe that any information concerning the other party contained herein is inaccurate and the execution of any subsequent amendment by each party shall constitute a representation by such party that it neither knows nor has reason to believe that any information concerning the other party contained in such amendment is inaccurate at the time of such execution.

Item 3.  Source and Amount of Funds or Other Consideration.

                  Victorinox purchased an aggregate of 717,500 shares of Common Stock of Swiss Army (the "Additional Shares") in open market transactions from October 7, 1997 through November 14, 1997 for an aggregate purchase price of $7,651,719, paid in cash from Victorinox's working capital.

Item 4.  Purpose of Transaction.

                  Victorinox acquired the Additional Shares for investment purposes.

                  Although neither Victorinox nor Mr. Elsener has formulated any definite plans or proposals with respect to their investment in Swiss Army, they may consider the acquisition of additional shares of Common Stock or the disposition of some or all of the shares of Common Stock held or to be held by them, depending on market conditions and other circumstances. Except as set forth above, neither Victorinox nor Mr. Elsener has any plans or proposals which relate to or would result in any of the following:

                           (a) The acquisition by any person of additional
securities of Swiss Army, or the disposition of securities of Swiss Army;

                           (b) An extraordinary corporate transaction, such as a
merger, reorganization or liquidation, involving Swiss Army or any of its subsidiaries;

                           (c) A sale or transfer of a material amount of assets
of Swiss Army or any of its subsidiaries;

                           (d) Any change in the present board of directors or
management of Swiss Army, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                           (e) Any material change in the present capitalization
or dividend policy of Swiss Army;

                           (f) Any other material change in Swiss Army's
business or corporate structure;

                           (g) Changes in Swiss Army's charter, by-laws or
instruments corresponding thereto or other actions which may impede the acquisition of control of Swiss Army by any person;

                           (h) Causing a class of securities of Swiss Army to be
delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                           (i) A class of equity securities of Swiss Army
becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                           (j) Any action similar to any of those enumerated
above.

Item 5.  Interest in Securities of the Issuer.

                           (a) Victorinox is the beneficial owner of an
aggregate of 1,717,500 shares of Common Stock, constituting approximately 20.9% of the issued and outstanding shares of Common Stock as of the date hereof. As the controlling stockholder of Victorinox, Mr. Elsener may be deemed to be the beneficial owner of the shares of Common Stock held by Victorinox and thus may be deemed to be the beneficial owner of 1,717,500 shares of Common Stock, constituting approximately 20.9% of the issued and outstanding shares of Common Stock as of the date hereof.

                           (b) Victorinox and Mr. Elsener share with each other
the power to vote or direct the vote and to dispose or direct disposition of 1,445,000 shares of Common Stock held by Victorinox.

                           (c) Except for the open market purchases by
Victorinox described below, there were no transactions in Common Stock effected during the sixty day period prior to the date of the event which requires the filing of this statement.

                                                        Purchase Price
Date                           No. Shares                 Per Share
----                           ----------                 ---------
October 7, 1997                  21,000               $     11.125

October 8, 1997                   5,000                     10.75

October 9, 1997                  33,000                     10.875

October 14, 1997                  5,000                     10.50

October 17, 1997                  9,000                     11.00

October 22, 1997                 15,000                     11.00

October 23, 1997                 12,000                     10.75

October 28, 1997                  2,000                      9.875

October 28, 1997                  4,000                     10.00

October 28, 1997                  2,000                     10.25

October 28, 1997                  5,000                     10.50

October 29, 1997                  1,000                     10.625

October 29, 1997                  2,500                     11.00

October 30, 1997                 10,500                     11.00

November 3, 1997                  1,000                     10.875

November 4, 1997                310,000                     11.0625

November 10, 1997                 3,000                     10.375

November 12, 1997                 1,000                     10.375

November 13, 1997                 3,000                     10.25

November 14, 1997                22,500                     10.2153

November 14, 1997               250,000                     10.125

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 17, 1997

                                                  VICTORINOX AG

                                                  By:  /s/ Charles Elsener, Sr.
                                                      --------------------------
                                                       Charles Elsener, Sr.

                                                       /s/ Charles Elsener, Sr.
                                                      --------------------------
                                                       Charles Elsener, Sr.